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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-4236				April 30, 2015
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

JPMorgan Trust II
4. Address of principal executive office (number, street, city, state, zip code):

270 Park Avenue, New York, NY 10017

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SECís Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the companyís securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

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Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the funds listed in Appendix A (each a separate fund of JPMorgan Trust II) (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2015, and from the last examination date (as detailed in Appendix A) through April 30, 2015.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2015, and from the last examination date (as detailed in Appendix A) through April 30, 2015, with respect to securities reflected in the investment accounts of the Funds.

JPMorgan Trust II

By:	/s/ Joseph Parascondola
Mr. Joseph Parascondola Assistant Treasurer

December 1, 2015

Date

Appendix A

Fund	Last examination date

JPMorgan Core Bond Fund	February 28, 2015

JPMorgan Core Plus Bond Fund	February 28, 2015

JPMorgan Equity Income Fund	June 30, 2014

JPMorgan Equity Index Fund	June 30, 2014

JPMorgan Government Bond Fund	February 28, 2015

JPMorgan High Yield Fund	February 28, 2015

JPMorgan International Research Enhanced Equity Fund	October 31, 2014

JPMorgan Intrepid Mid Cap Fund	June 30, 2014

JPMorgan Large Cap Growth Fund	June 30, 2014

JPMorgan Large Cap Value Fund	June 30, 2014

JPMorgan Limited Duration Bond Fund	February 28, 2015

JPMorgan Liquid Assets Money Market Fund	February 28, 2015

JPMorgan Market Expansion Enhanced Index Fund	June 30, 2014

JPMorgan Mid Cap Growth Fund	June 30, 2014

JPMorgan Mortgage-Backed Securities Fund	February 28, 2015

JPMorgan Multi-Cap Market Neutral Fund	June 30, 2014

JPMorgan Municipal Income Fund	February 28, 2015

JPMorgan Municipal Money Market Fund	February 28, 2015

JPMorgan Ohio Municipal Bond Fund	February 28, 2015

JPMorgan Short Duration Bond Fund	February 28, 2015

JPMorgan Short-Intermediate Municipal Bond Fund	February 28, 2015

JPMorgan Small Cap Growth Fund	June 30, 2014

JPMorgan Small Cap Value Fund	June 30, 2014

JPMorgan Tax Free Bond Fund	February 28, 2015

JPMorgan Treasury & Agency Fund	February 28, 2015

JPMorgan U.S. Government Money Market Fund	February 28, 2015

JPMorgan U.S. Treasury Plus Money Market Fund	February 28, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of JPMorgan Trust II:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each fund listed in Appendix A (each a separate fund of JPMorgan Trust II) (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of April 30, 2015. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2015, and with respect to agreement of security purchases and sales, for the period from our last examination date (as detailed in Appendix A) through April 30, 2015:

•	Reconciliation of all securities shown on the books and records of the Funds to the statements from J.P. Morgan Chase Bank, N.A. (the “Custodian”);

•	Count and inspection of all securities located in the vault of the Custodian at 4 Chase Metrotech Center, New York, NY 11245 without prior notice to management;

•	Confirmation of all securities of the Funds held at the Depository Trust Company and the Federal Reserve Bank of New York in book entry form and review of the reconciliation procedures performed by the Custodian at an omnibus level between the depositories and the books and records of the Custodian;

•	Confirmation of security positions held by the Custodian at foreign sub-custodians and review of the reconciliation procedures performed by the Custodian at an omnibus level between the foreign sub-custodians and the books and records of the Custodian;

•	Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Funds to broker confirmations or, where broker replies were not received, the application of alternative procedures; and

•	Confirmation of all repurchase agreements with brokers/banks or, where replies were not received, the application of alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2015 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

This report is intended solely for the information and use of management and the Board of Trustees of JPMorgan Trust II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

New York, New York

December 1, 2015

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Appendix A

Fund	Last examination date

JPMorgan Core Bond Fund	February 28, 2015

JPMorgan Core Plus Bond Fund	February 28, 2015

JPMorgan Equity Income Fund	June 30, 2014

JPMorgan Equity Index Fund	June 30, 2014

JPMorgan Government Bond Fund	February 28, 2015

JPMorgan High Yield Fund	February 28, 2015

JPMorgan International Research Enhanced Equity Fund	October 31, 2014

JPMorgan Intrepid Mid Cap Fund	June 30, 2014

JPMorgan Large Cap Growth Fund	June 30, 2014

JPMorgan Large Cap Value Fund	June 30, 2014

JPMorgan Limited Duration Bond Fund	February 28, 2015

JPMorgan Liquid Assets Money Market Fund	February 28, 2015

JPMorgan Market Expansion Enhanced Index Fund	June 30, 2014

JPMorgan Mid Cap Growth Fund	June 30, 2014

JPMorgan Mortgage-Backed Securities Fund	February 28, 2015

JPMorgan Multi-Cap Market Neutral Fund	June 30, 2014

JPMorgan Municipal Income Fund	February 28, 2015

JPMorgan Municipal Money Market Fund	February 28, 2015

JPMorgan Ohio Municipal Bond Fund	February 28, 2015

JPMorgan Short Duration Bond Fund	February 28, 2015

JPMorgan Short-Intermediate Municipal Bond Fund	February 28, 2015

JPMorgan Small Cap Growth Fund	June 30, 2014

JPMorgan Small Cap Value Fund	June 30, 2014

JPMorgan Tax Free Bond Fund	February 28, 2015

JPMorgan Treasury & Agency Fund	February 28, 2015

JPMorgan U.S. Government Money Market Fund	February 28, 2015

JPMorgan U.S. Treasury Plus Money Market Fund	February 28, 2015

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